EX 99.4(E)

National Integrity Life Insurance Company

Individual Retirement Annuity Endorsement

THIS ENDORSEMENT is attached to and made a part of the annuity Contract (Contract) issued by National Integrity Life Insurance Company (the Company) to qualify as an Individual Retirement Annuity (IRA) under Section 408(b)  or a Simplified Employee Pension IRA (SEP) under Section 408(k) of the Internal Revenue Code, as amended (the Code).  All references to Code Sections are to those Sections as may be amended and/or renumbered from time to time.  Unless otherwise specified, all references to the Regulations refer to regulations adopted under the Code.  If any provisions of the Contract conflict with this Endorsement, the provisions of this Endorsement will apply, except as otherwise provided herein.  Capitalized terms not defined in this Endorsement have the meanings assigned to them in the base Contract, related riders or endorsements, or in the Code or Regulations, as applicable.

A.            OWNERSHIP.  The Annuitant must be an individual who is the sole Owner of the Contract.  The Contract is established for the exclusive benefit of the Owner and the Owner’s beneficiary.  The Owner may exercise all rights under the Contract during his or her lifetime.  No joint ownership or contingent owner or annuitant is permitted.  If this is an Inherited IRA within the meaning of 408(d)(3)(C), maintained for the benefit of a designated beneficiary of the deceased Owner, references in this Endorsement to the Owner (including “you” and “your”) are to the deceased Owner.

B.            NONFORFEITABLE AND NONTRANSFERABLE.  Except as provided by law, the Owner’s interest in the Contract is nonforfeitable and nontransferable.  The Contract may not be sold, assigned, discounted or pledged as collateral or as security for the performance of an obligation or for any other purpose, to any person, except that the IRA or SEP may be transferred to a former or separated opposite sex spouse of the Owner under a divorce or separation instrument in accordance with Code Section 408(d)(6).  In the event of such transfer, the transferee shall for all purposes be treated as the Owner under this IRA or SEP.

C.            CONTRIBUTIONS.  Contributions (also referred to as “Premiums” or “Purchase Payments” in some Contracts) are not fixed and may be made by the Owner if allowed under the Contract.  For IRAs, contributions may either be Regular Contributions or Rollover Contributions.

1.               IRA Regular Contributions.  Regular Contributions must be in cash, such as by check, money order or electronic funds transfer.  The total of such contributions to all the Owner’s IRAs (including Roth IRAs) for a taxable year must not exceed the lesser of the Applicable Amount or the Owner’s Compensation, as described below:

Applicable Amount:

(a)                  If the Owner is under age 50, the Owner may make a Regular Contribution of $5,000 for tax year 2008 and thereafter.

(b)                 If the Owner reaches age 50 before the close of the tax year, the Owner may make a Regular Contribution of $6,000 for tax year 2008 and thereafter.

(c)                  After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code Section 219(b)(5)(D).  Such adjustments will be in multiples of $500, rounded downward.

(d)                 If this is an Inherited IRA, no contribution will be accepted.

(e)                  In addition to the amounts described above, the Owner may make contributions specifically authorized by statute, such as repayments of qualified reservist distributions, repayments of certain plan distributions made on account of a federally declared disaster and certain amounts received in connection with the Exxon Valdez litigation.

Compensation means wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid for sales, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses), includes earned income, as defined in Code Section 401(c)(2)  (reduced by the deduction the self-employed Owner takes for contributions made to a self-employed retirement plan) and differential wage payments as defined in Code Section 3401(h)(2).  For purposes of this definition, Code Section 401(c)(2)  shall be applied as if the term trade or business for purposes of Code Section 1402 included service described in Subsection (c)(6).  Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income (determined without regard to Code Section 112).  Compensation also does not include any amount received as a pension or annuity or as deferred compensation.  The term Compensation shall include any amount includible in the Owner’s gross income under Code Section 71 with respect to a divorce or separation instrument described in Code Section 71(b)(2)(A).

Regular Contributions are not permitted to be made after your Required Beginning Date.  The Required Beginning Date is April 1 of the year following the calendar year in which you attain age 70½.

2.               IRA Rollover Contributions.  A Rollover Contribution is a contribution that meets the requirements of Code Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16).  Funds you receive under the requirements of one of the Code Sections stated above, and which you intend to invest as a Rollover Contribution, must be contributed toward your IRA within 60 days of the date the funds are received by you, unless you elected to make a direct transfer of such funds before distribution.  For direct transfers, a reasonable period of time is allowed.  No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the two year period beginning on the date the Owner first participated in that employer’s SIMPLE IRA plan.

If you are past your Required Beginning Date, you may make a Rollover Contribution into this IRA; however, you must first take the required minimum distribution for the current calendar year.

3.               SEP Contributions.  An employer may contribute, each year for each participating employee’s SEP, the amounts allowed under Code Sections 404(h) and 415(c) and (d).  Employers may also make contributions to an employee’s SEP on or after the employee’s Required Beginning Date to the extent allowed under the Code and Regulations.  The contribution rules explained in the sections of this Endorsement titled “IRA Regular Contributions,” and “IRA Rollover Contributions” do not apply to employer contributions made to a SEP.

4.               Refund of Contributions.  Any refund of contributions, other than those attributable to excess contributions, will be applied before the close of the calendar year following the year of the refund, toward the payment of future contributions.  Contributions that are returned are subject to charges, adjustments or limitations stated in the Contract.

D.            DISTRIBUTIONS.  The Code refers to withdrawals from your Contract or money payments received from an IRA or SEP as distributions.  Distributions are subject to any charges, adjustments or limitations stated in the Contract.

1.               Early Distributions.  If you are under age 59½ and receive a distribution from your IRA or SEP, an additional tax of 10% will apply to the portion of the distribution that is includible in your income.  Certain qualifying distributions are not subject to additional tax under Code Section 72(t).

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2.               Required Minimum Distributions (RMD): Notwithstanding anything in this Endorsement to the contrary, the distribution of your interest in the Contract shall be made in accordance with the requirements of Code Section 408(b)(3) and the Regulations thereunder.  You are required to take an annual minimum distribution, referred to as an RMD, from any IRA or SEP you own no later than (i) your Required Beginning Date for the calendar year in which you reach age 70½, and (ii) December 31st for each calendar year thereafter.  Your RMDs may be met by annuitizing your Contract or by taking periodic withdrawals at intervals not longer than one year.

a.               If you annuitize, your payments must satisfy the requirements of Code Section 408(a)(6) and the Regulations thereunder.  Your payments must be in nonincreasing amounts or they may increase as provided in Regulation 1.401(a)(9)-6, Q&A-14.  In addition, any distribution must satisfy the incidental benefit requirements specified in Regulation 1.401 (a)(9)-6, Q&A-2.  If you die before your entire interest is distributed, payments may continue depending on the annuity option you have selected.

b.              If you elect to take periodic withdrawals, each annual RMD is calculated during your lifetime by dividing the value of your Contract as of December 31 of the prior year by a divisor located in a table in the Regulations.  The table used depends on the person you have designated as your beneficiary.

i.                  If the sole primary designated beneficiary is your opposite-sex spouse who is more than ten years younger than you, the table used is the Joint and Last Survivor Table located in Regulation 1.401(a)(9)-9, Q&A-3, using the ages you and your spouse attain on your birthdays in the calendar year in question.

ii.               If the designated beneficiary is your same-sex spouse, your opposite-sex spouse who is not more than ten years younger than you or is a person that is not your spouse, the table used is the Uniform Lifetime Table located in Regulation 1.401(a)(9)-9, Q&A-2, using the age you attain on your birthday in the calendar year in question.

c.               If you die before your entire interest in the Contract is distributed and you have not annuitized your Contract, your remaining interest will be distributed as follows:

i.                  If you die on or after the Required Beginning Date, your remaining interest must be distributed to your designated beneficiary either as a lump sum by December 31st of the year following the year of your death, or at least the RMDs beginning by December 31 of the year following the year of your death.  RMDs will be calculated by dividing the value of the Contract as of December 31 of each prior year by a divisor located in Regulation 1.401(a)(9)-9, Q&A-1, the Single Life Table, using the age your beneficiary attains on his or her birthday in the calendar year in question (recalculated annually), or the age you attained, or would have attained if you were alive on your birthday, in the calendar year in question, whichever provides a longer distribution period.  In each subsequent year, the divisor will be reduced by one, unless your sole designated primary beneficiary is your spouse.

If there is no designated beneficiary, your entire interest in the Contract must be distributed by December 31 of the year after the year of your death.

Following your beneficiary’s death, his or her beneficiary must take at least the RMDs calculated by dividing the value of the Contract as of December 31 of the prior year by a divisor in the Single Life Table, using the age your beneficiary attained or would have attained on his or her birthday in the calendar year of death, reduced by one for each subsequent year.

ii.               If you die before the Required Beginning Date, the remaining interest must be distributed to your designated beneficiary either as a lump sum by December 31st of the year containing the fifth anniversary of your death, or at least the RMDs calculated by dividing the value of the Contract as of December 31 of each prior year by a divisor in the Single Life Table, using the age your beneficiary attains on his or her birthday (recalculated annually) in the calendar year in question.  In each subsequent year, the divisor will be reduced by one, unless your sole designated primary beneficiary is your opposite-sex spouse.

RMDs must begin by December 31 of the year following the year of your death, except that if your sole designated primary beneficiary is your opposite-sex spouse, RMDs are not required to begin before the end of the calendar year in which you would have attained age 70½.

If there is no designated beneficiary, your entire interest in the Contract must be distributed by December 31 of the year containing the fifth anniversary of your death.

Following your beneficiary’s death, his or her beneficiary must take at least the RMDs calculated by dividing the value of the Contract as of December 31 of the prior year by a divisor in the Single Life Table, using the age your beneficiary attained or would have attained on his or her birthday in the calendar year of death, reduced by one for each subsequent year.

If this is an Inherited IRA established for the benefit of a nonspouse or same-sex spousal designated beneficiary by a direct trustee-to-trustee transfer from a retirement plan of a deceased individual under Code Section 402(c)(11), then, notwithstanding any election made by the deceased individual, the nonspouse or same-sex spousal designated beneficiary may elect to take RMDs under this subsection of the Endorsement if the transfer is made no later than the end of the year following the year of death.

iii.            If your opposite-sex spouse is the sole designated primary beneficiary, your spouse may treat your IRA or SEP as his or her own.  This will be deemed to have occurred if your opposite-sex spouse contributes to the Contract, makes a rollover to or from the Contract, or fails to elect an RMD as required of a beneficiary.  In addition, an opposite-sex spouse may roll over or transfer your interest to his or her own IRA.  If your opposite-sex spouse treats your IRA or SEP as his or her own, and you have not taken the RMD in the calendar year of your death, your opposite-sex spouse must take your RMD before the end of that calendar year.

iv.           The beneficiary must be determined by September 30 of the calendar year after the calendar year of your death.

d.              Your “interest” in the Contract and “value of the Contract” as used in this Endorsement, includes the amount of any outstanding rollover, transfer and recharacterization under Regulation 1.408-8, Q&A-7 and -8  and the actuarial value of any other benefits provided under the Contract, such as guaranteed death benefits.

e.               If this is an Inherited IRA, the beneficiary must take the RMD for each calendar year.  The RMD will be calculated by dividing the value of the Contract as of December 31st of the prior year by a divisor from the Single Life Table using the age the beneficiary attained on his or her birthday, reduced by one for each subsequent year.

f.                 Failure to take at least the RMD will result in a 50% excise tax on the amount which should have been withdrawn but was not.

g.              The RMD due to a designated beneficiary from this IRA or SEP may be withdrawn from another IRA or SEP the beneficiary holds from the same deceased Owner in accordance with Regulation 1.408-8, Q&A-8.

E.              ANNUAL REPORTS.  The Company shall furnish annual calendar year reports concerning the value of the Contract and the RMD as prescribed by the Code and Regulations, if any.

F.              AMENDMENTS.  Amendments may be made from time to time as necessary to comply with the provisions of the Code and Regulations.  We will obtain all necessary approvals including, where required, that of the Owner.  We will send you a copy of any endorsement that amends your Contract.  We will not be responsible for any adverse tax consequences resulting from the rejection of such amendment.

G.            RESPONSIBILITY OF THE PARTIES.  The Company shall not be responsible for any penalties, taxes, judgments or expenses incurred by the Owner or beneficiary in connection with this IRA or SEP and shall have no duty to determine whether any contributions to or distributions from this IRA or SEP comply with the Code or Regulations.

H.            GROUP CONTRACT.  If this Endorsement is used with a certificate issued under a group contract, the term Owner refers to the Participant/Annuitant and the term Contract refers to your Certificate.

I.                 SINGLE PREMIUM CONTRACTS.  If the Contract to which this Endorsement is attached is a Single Premium Annuity, no contributions of any kind will be accepted after the first contribution is made and accepted by the Company, unless otherwise provided in your Contract.

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

Jill T. McGruder	Edward J. Babbitt
President	Secretary